Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Sonic Corp. Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No. 333 26359) on Form S-8 of Sonic Corp. of our report dated June 4, 2014, with respect to the statement of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2013, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedules of schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2013 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report for Form 11-K of the Sonic Corp. Profit Sharing and Savings Plan.

/s/ KPMG LLP

Oklahoma City, Oklahoma

June 4,  2014